For Immediate Release

December 5, 2006

CanWest’s Australian Operations Report Q1 2007 Earnings

CanWest to receive distribution of A$47.8 million

WINNIPEG: CanWest Global Communications Corp. announced today that The Ten Group pty Limited (TEN), the company that owns CanWest’s Australian television and out-of-home advertising operations, reported consolidated revenues of A$294 million and EBITDA of A$107 million for the first quarter of its 2007 fiscal year, ended November 2006. Consolidated revenues were essentially the same as those reported in the same period one year ago, representing a significant recovery from revenue declines in each of the previous four fiscal quarters. Consolidated EBITDA declined by 15.6% compared to the same period one year ago, reflecting increased programming costs incurred during the quarter for new shows such as Jamie’s Australian Kitchen and Tripping Over. Notwithstanding the decline in quarterly consolidated EBITDA, TEN television network’s EBITDA margin in the first quarter topped 40% and TEN continues to dominate Australia’s 16 – 39 demographic and is building a leadership position in the 18 – 49 demographic as well. CanWest holds a 56.4% economic interest in TEN.

TEN declared an interim dividend for the July – December period, which will result in CanWest receiving dividends and interest on its subordinated debentures in the aggregate amount of approximately A$47.8 million (approximately C$43.0 million at current foreign exchange rates) in late December 2006.

Tom Strike, President of CanWest MediaWorks International, noted that despite the slow start, fiscal 2007 is shaping up as a return to industry leading profit margins at TEN for both its television and out-of-home operations. “TEN is expected to steadily gain traction through the remainder of the current fiscal year. We are confident that TEN’s television network will garner a 30% revenue share of the Australian television ad market over the course of the coming year.”

Nick Falloon, TEN’s Executive Chairman, said that the turnaround at the TEN television network was built on strong ratings momentum coming out of its last fiscal year. For the first time, TEN was number one among 18-49 year old television viewers, and for the sixth consecutive year was the number one television destination for the younger 16-39 year old viewers. “TEN is in a stronger position with advertisers than its rivals for the coming year,” said Mr. Falloon, referring to the upcoming renewal process for annual advertising commitments that precedes the launch of the new television season in Australia. “We have the ratings momentum, all of our top programs are returning, we have a string of promising new shows, and we are focused upon becoming the EBITDA leader in the Australian television sector.”

All of TEN’s key television franchises are returning this year, including domestic hits Big Brother, Australian Idol, Rove Live and Neighbours. TEN will also continue to field a strong international line-up led by House and the Law & Order franchise.

Falloon added that TEN’s out-of-home advertising operation – Eye Corp. – will continue its aggressive growth strategy. “These are exciting times for Eye,” said Mr. Falloon. “With the recently announced acquisitions in the U.S., we expect that Eye Corp. will be the largest mall advertising company in the U.S. by mid-year.” Eye’s expansion into U.S. malls will mean short term losses as its Eye Shop operations establish themselves in North America, however Eye’s established operations in the South Pacific are expected to continue to return a sector-leading EBITDA margin in the current fiscal year.

These results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest’s other operations.

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our Annual Information Form for the year ended August 31, 2006 dated November 29, 2006 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com ) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in our most recent Management’s Discussion and Analysis for the three months and twelve months ended August 31, 2006, dated November 2, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

For further information contact:

Geoffrey Elliot

Vice President, Corporate Affairs

Tel: (204) 956-2025

Fax: (204) 947-9841

Email: gelliot@canwest.com

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